SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-16986

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For period ended: December 28, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: ACCLAIM ENTERTAINMENT, INC.

Former name if applicable:

Address of principal executive office (Street and Number): One Acclaim Plaza

City, State and Zip Code: Glen Cove, NY 11542

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file timely its Quarterly Report on Form 10-Q for the quarter ended December 28, 2003 because the Registrant was unable to timely resolve a matter that would be required to be disclosed in the subsequent events section of the notes to the financial statements in the Form10-Q. The registrant believes at this time that its Form 10-Q for the quarter ended December 28, 2003 will be filed within the grace period provided for under Rule 12b -25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard F. Agoglia	516	656-5000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $9.0 million or $0.08 per diluted share and $31.0 million or $0.30 per diluted share, for the three and nine months ended December 28, 2003, respectively, compared to a net loss of $13.9 million or $0.15 per diluted share, and $39.6 million or $0.43 per diluted share, for the three and nine months ended December 1, 2002, respectively. Contributing to the decreased net losses in the current fiscal 2004 periods as compared to the prior year periods were lower variable operating expenses, partially offset by lower revenues and gross profit from released product.

ACCLAIM ENTERTAINMENT, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 2004	By:	/s/ Gerard F. Agoglia

Name: Gerard F. Agoglia Title: Executive Vice President Chief Financial Officer